

June 21, 2010

Stuart J. Rosenthal
c/o Factor Capital Management, LLC
1 Penn Plaza
36th Floor
New York, NY 10119

> **Re:** **Factorshares S&P US Equity Premium (File No. 333-164754)**
> **Factorshares S&P US Anti-Equity Premium (File No. 333-164758)**
> **Factorshares S&P US Equity Anti-USD (File No. 333-164757)**
> **Factorshares S&P Crude Oil Premium (File No. 333-164756)**
> **Factorshares S&P Gold Premium (File No. 333-164755)**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 25, 2010**

Dear Mr. Rosenthal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Please note that page number references in our letter correspond to page numbers in the marked, courtesy copy of amendment no. 1 that you provided to us.

General

1.   We note your response to comment 3. We agree that you do need not register as an investment company so long as you can determine you are not an investment company under the analysis stated in staff no-action letter Peavey Commodity Futures Fund I, II, III (pub. avail. June 2, 1983). You must, however, consider the Peavey analysis going forward and register as an investment company if, under

that analysis, you become primarily engaged in investment company activities in the future.

2. Please revise the prospectus to include language stating that forward contracts will only be used to a limited extent and on a temporary basis, such as if a fund has reached speculative position limits imposed by the futures exchange regarding a specific futures contract. Please also state that in no event will a fund invest in forward contracts or other Financial Instruments to an extent such that a fund anticipates its greatest gains or exposure to its largest risk of loss will be through interests in securities and not interests in commodities.

3. We note your response to comment 5 from our letter dated March 9, 2010. Please tell us whether any dealers may offer and sell your securities following the effective date of this registration statement. If so, it appears that the legend required by Item 502(b) should be included on the outside back cover page of the prospectus. In addition, we note disclosure on page 135, which indicates that certain dealers who are neither Authorized Participants nor underwriters would be unable to rely on the prospectus delivery exemption provided by section 4(3) of the Securities Act. This disclosure and your response suggest that dealers may be involved in the distribution of your securities and may be subject to prospectus delivery requirements.

Prospectus Cover Page

4. We note your response to prior comment 6; however, we continue to believe that your cover page contains information that is better suited for the prospectus summary and the body of the prospectus. For example, information about the effect of leverage and inverse leverage appears to be more appropriate in within the prospectus, where you can explain this concept fully to investors. In addition, there appears to be unnecessary repetition of some language. For example, you describe the offering by Authorized Participants in the second paragraph and again in the second paragraph following the bullet point risk factors. Please revise to further limit the amount information on the prospectus cover page.

Investment Objectives of the Funds, page 7

5. Please refer to the third paragraph on page 8. Please revise to clarify the statement regarding exclusion of "the return on a risk free component." The meaning of this reference is not clear and it is not clear how this exclusion affects the investment objective of the funds.

6. Please revise the table on page 12 to separately describe the long and short investments of the Treasury/U.S. Equity Relative Value Fund. Currently, it appears that the table only describes the long and short sub-indexes of the U.S. Equity/Treasury Relative Value Fund.

7.   Footnote (1) to the table on page 12 indicates that the only Leveraged Inverse Fund is FactorShares S&P US Anti-Equity Premium. Please confirm to us, if true, that the FactorShares S&P US Equity Anti-USD is not a leveraged inverse fund, or expand footnote (1) accordingly.

The Risks You Face, page 34

(5) The Correlation Between the Long Sub-Index and Short Sub-Index …, page 45

8.   Please revise to explain why the correlation between the Long Sub-Index and the Short Sub-Index may become unstable.

 (25) Shareholders That Are Not Authorized Participants May Only Purchase …, page 55

9.   Currently, the disclosure does not clearly convey the risk to investors. Please disclose why conditions associated with trading in secondary markets may adversely affect a holder's investment.

(35) You Cannot Be Assured Of The Managing Owner's Continued Services …, page 57

10.   Please revise this risk factor to include risks associated with appointing a substitute managing owner.

 (44) Regulatory Changes Or Actions May Alter The Nature Of An …, page 60

11.   Please provide some examples of the types of future regulatory changes that you anticipate could materially alter the nature of an investment in a fund.

 (63) Changes In The Equity Market May Adversely Affect The Value Of …, page 66

12.   You disclose the negative effect of an economic downturn on the value of an investor's shares and the negative effect of an economic upturn on the value of an investor's shares. Please revise this risk factor to specifically state which fund or funds would be negatively affected by either of these two economic events.

(72) Because The Price Of currency Index Futures Contracts Are Primarily …, page 71

13.   This risk factor header does not seem to correspond to the accompanying discussion. The risk factor header states that shareholders may sell their U.S. Equity/Currency Relative Value Fund shares at a time when the currency index futures contracts are being traded at a discount and thus would receive a lower amount, but the accompanying discussion states that shareholders may sell their U.S. Equity/Currency Relative Value Fund shares at a time when the currency index futures contracts are being traded at a premium and thus would receive a lower amount. Please advise.

Investment Objectives of the Funds, page 76

14.   Please refer to the disclosure of each of the five funds beginning on page 86. For each fund, please describe in plain English the type of investor that each fund is designed for and the investment objective of each fund. For example, it appears that the Oil/U.S. Equity Relative Value Fund is designed for investors who believe that crude oil will increase in value relative to U.S. equity markets.

15.   We note your response to our prior comment 13 but continue to think that your disclosure is difficult to understand. Please describe, in plain English, how you intend to achieve the 200% performance for each of the funds. For example, please explain why a leveraged fund or a leveraged inverse fund may hold long and short positions with a gross notional value of +400% and its relationship with achieving the 200% performance for each of the funds.

16.   Refer to the examples you have provided to illustrate a leveraged fund, on page 79, and a leveraged inverse fund, on page 80. Please expand these examples to also describe how a daily change in the value of the fund's positions will result in a net gain or loss to investors.

Description of the S&P Factor Index Series

Composition of the Indexes, page 97

17.   We note your response to prior comment 35. Please expand the disclosure to describe in greater detail each sub-index futures contract comprising the sub-indexes. Also, revise the table on page 96 to clarify whether the exchange and symbol relate to the corresponding sub-index or futures contract.

Historical Closing Levels, page 101

18.   Please revise to clarify the relevance of the data relating to historical closing levels for each of the four Indexes. We note the disclosure in risk factor (2), which states that for periods longer than a single trading day, investors should not expect the return of a fund to match +200% or -200% of the changes in the value of an index. Describe the major differences between each Index and each of your five funds. Also disclose what these differences will mean for each fund with respect to analyzing the data relating to historical closing levels for each of the four Indexes.

U.S. Equity/Treasury Relative Value Index, page 104

19.   Please revise the second full paragraph on page 104 to state that the index was established in October 2009 rather than September 1997.

Net Asset Value, page 141

20.   Please disclose why the NAV calculation time for two of the funds is different from the NAV calculation time for the other three funds.

Financial Statements and Notes

The Funds

Note 4 – Organization and Offering Expenses

21.   We note that expenses incurred in connection with organizing the Funds have been paid for by Factor Advisors, LLC, the parent and sole owner of the Managing Owner.   Please reconcile this statement to disclosures located elsewhere within your registration statement which indicates these expenses are paid for by the Managing Owner or revise accordingly.

22.   Tell us what consideration was given to disclosing the amount of organizational and offering costs incurred to date.   These amounts should include the out-of-pocket expenses of Factor Advisors, LLC that has been incurred on your behalf and will not be reimbursed.

23.   Tell us what your accounting policy is for expenses incurred in connection with the continuous offering of Shares of the Fund after commencement of its trading operations.   Please show us the disclosure you will include to address this issue. Reference is made to paragraphs 946-20-25-6 and 946-20-35-5 of the FASB Accounting Standards Codification.

Part II

Exhibit 8.1

24.   We note that the draft tax opinion refers only to Amendment No. 1 to the registration statement on Form S-1. Please confirm that the final, executed opinion will be updated to reflect the last amendment to the registration statement.

Exhibit 23.4

25.   We note you have included the audited statement of assets and liabilities for four other related Funds within your filing.   Please revise to include the corresponding consent that covers this audited financial information.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3468 or Jorge Bonilla at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael J. Schmidtberger, Esq.
James C. Munsell, Esq.